1-14460

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02044373

FORM 11-K

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

RECD S.E.C.
JUN 28 2002
1086

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from __________ to __________

Commission file number: 005-44653

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium
401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Agrium Inc.
13131 Lake Fraser Dr. S.E.
Calgary, Alberta
Canada T2J7E8
(404) 225-7000

KPMG

AGRIUM
401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

AGRIUM
401(k) RETIREMENT SAVINGS PLAN

Exhibit.

23.1 Consent of Independent Auditors to incorporation by reference in Form S-8.

AGRIUM
401(k) RETIREMENT SAVINGS PLAN

Table of Contents

Independent Auditors' Report

The Pension Administrative Committee
Agrium 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Agrium 401(k) Retirement Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Agrium 401(k) Retirement Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2001 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

KPMG LLP

Denver, Colorado
June 13, 2002

AGRIUM
401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

Assets		**2001**	**2000**
Investments, at fair value (note 5):			
Collective trust	$	14,614,409	11,182,180
Mutual funds		18,889,281	18,378,481
Common stocks		4,262,108	4,655,856
Participant loans		1,944,135	1,910,079
Total investments		39,709,933	36,126,596
Receivables:			
Participant contributions		77,056	235,995
Employer contributions		42,134	54,599
Loan repayments		10,960	29,687
Interest and dividends		—	60,466
Total receivables		130,150	380,747
Net assets available for plan benefits	$	39,840,083	36,507,343

See accompanying notes to financial statements.

AGRIUM
401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2001 and 2000

Additions		**2001**	**2000**
Additions to net assets attributed to:			
Net realized and unrealized depreciation in fair value of investments	$	(4,432,078)	(2,087,270)
Interest and dividends		1,333,768	2,967,728
		(3,098,310)	880,458
Contributions:			
Participants		6,178,801	2,854,782
Employer		1,887,739	1,263,322
		8,066,540	4,118,104
Total additions		4,968,230	4,998,562
Deductions and Transfers			
Deductions and transfers from net assets attributed to:			
Distributions paid to participants		1,635,490	3,110,151
Other, net		—	9,584
Total deductions		1,635,490	3,119,735
Transfers from affiliated plans		—	46,492
Net increase		3,332,740	1,925,319
Net assets available for plan benefits:			
Beginning of year		36,507,343	34,582,024
End of year	$	39,840,083	36,507,343

See accompanying notes to financial statements.

(1) Plan Description

The following description of the Agrium 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan Sponsor, Agrium U.S. Inc. (the Corporation), is a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(a) Contributions

Participants under the Plan are required to contribute 1 ½% of their annual compensation to the Plan, subject to defined limits. In addition, participants can elect to contribute up to an additional 16% of their annual compensation. The Corporation matches 50% of the first 5% of the employee's voluntary contributions. Individual participant contributions are subject to annual Internal Revenue Code limitations ($10,500 in 2001 and 2000).

(b) Participant Eligibility

Employees of the Corporation are eligible to participate in the Plan if they are a regular, full-time, or job-share employee, not represented by a collective bargaining unit of the Corporation's participating subsidiaries or affiliated companies. Employees who are scheduled to work at least 1,000 hours each calendar year are also eligible to participate.

(c) Vesting

Participants are immediately vested in their contributions, the Corporation's contributions, and actual earnings thereon.

(d) Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in even multiples of 10% of the total participant's contribution in any of the following investment options:

Agrium Inc. Common Stock – Funds are invested in the common stock of Agrium Inc.

SEI Stable Asset GIC Fund – The fund invests primarily in a diversified portfolio of guaranteed investment contracts (GICs) issued by major life insurance companies and money center banks. The fund seeks to provide current income with the preservation of capital.

SEI Core Fixed Income Fund – The fund invests primarily in a broadly diversified portfolio of U.S. fixed income securities issued by the U.S. government and its agencies, along with investment grade corporate bonds and mortgage-backed securities. The fund seeks to provide a broad level of diversification and current income in U.S. fixed income securities.

SEI S&P 500 Index Fund – The fund invests primarily in common stocks that replicate the investments results of the Standard & Poor's 500 Composite Stock Price Index.

(Continued)

SEI Large Cap Value Fund – The fund invests in large company stocks with a value style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

SEI Large Cap Growth Fund – The fund invests in large company stocks with a growth style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

SEI Small Cap Value Fund – The fund invests in U.S. small company stocks with a value style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

SEI Small Cap Growth Fund – The fund invests in U.S. small company stocks with a growth style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

SEI International Equity Fund – The fund seeks to provide a broad level of diversification in international equity securities in a risk-controlled framework by investing in equity securities of issuers in developed non-U.S. markets.

SEI Diversified Conservative Fund – The fund includes significant allocations to fixed income funds and moderate allocations to equity funds. The fund seeks to provide current income with the opportunity for capital growth through participation in the U.S. and international equity markets.

SEI Diversified Moderate Growth Fund – The fund invests in both equity and fixed income funds. The fund seeks to provide long-term growth of capital with a limited level of current income. Funds are invested 60% in equity, both U.S. and international, and 40% in fixed income funds.

SEI Diversified Global Stock Fund – The fund invests almost exclusively in stock funds, and U.S. and non-U.S. equities. The fund may invest up to 39% of its total assets in international equity markets. The fund seeks long-term capital growth through participation in the U.S. and international equity markets.

(e) Administrative Expenses

There were no expenses related to administration of the Plan during the year ended December 31, 2001. Although not required by the Plan, the Corporation paid a portion of the administrative expenses of the Plan for the year ended December 31, 2000. All other Plan expenses incurred in 2000 were paid directly from Plan assets.

(f) Participant Loans

Participants may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans must be repaid within five years. The loan interest rate is the prime rate plus 1% as published monthly in the Wall Street Journal. Principal and interest are paid through monthly payroll deductions. Loans outstanding as of December 31, 2001 and 2000 bear interest at rates ranging from 5.75% to 10.5% and from 8.75% to 10.5%, respectively.

(g) Distributions

Distributions from the Plan may be made to a participant upon death, total disability or termination of employment. Distributions are recorded when paid.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting and present the net assets available for plan benefits and the changes in those net assets.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(c) Valuation of Investments

Investments in collective trust funds, mutual funds, and common stocks are valued at fair value determined by the quoted market price. Participant loans are valued at the unpaid principal balance which approximates fair value. Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(3) Income Taxes

The Internal Revenue Service has determined and informed the Corporation by a letter dated August 29, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4) Plan Termination

Although the Corporation has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate the Plan subject to the provisions of ERISA. The Plan provides that, upon termination of the Plan, net assets shall be allocated among its participants and beneficiaries in accordance with the provisions of the Plan.

(Continued)

(5) Investments

		December 31 2001	December 31 2000
Investments representing 5% or more of net assets available for plan benefits:			
Agrium Inc. common stock	$	4,262,108	4,654,091
SEI Stable Asset GIC Fund		14,614,409	—
SEI Large Cap Growth Fund		9,497,406	—
SEI Diversified Moderate Growth Fund		2,990,692	—
Merrill Lynch Retirement Preservation Trust		—	11,182,180
Merrill Lynch Growth Fund		—	4,965,330
AIM Equity Constellation Fund		—	6,672,215
AIM Balanced Fund		—	3,355,422
Participant loans		—	1,910,079
		31,364,615	32,739,317
Investment securities less than 5% of net assets available for plan benefits:			
SEI Core Fixed Income Fund		1,655,287	—
SEI S&P 500 Index Fund		1,790,620	—
SEI Large Cap Value Fund		884,712	—
SEI Small Cap Value Fund		884,636	—
SEI Small Cap Growth Fund		533,582	—
SEI International Equity Fund		451,926	—
SEI Diversified Conservative Fund		103,113	—
SEI Diversified Global Stock Fund		97,307	—
Merrill Lynch S&P 500 Index Fund		—	1,458,813
Cominco Ltd common stock		—	1,765
Ivy International Fund		—	483,609
Merrill Lynch Corporate Bond Fund, Inc. – Intermediate Term Portfolio		—	1,058,081
Massachusetts Investors Trust		—	385,011
Participant loans		1,944,135	—
		8,345,318	3,387,279
Total investments	$	39,709,933	36,126,596

AGRIUM
401(k) RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issuer and description of investment		Current value
Agrium Inc. common stock	$	4,262,108
SEI Stable Asset GIC Fund		14,614,409
SEI Core Fixed Income Fund		1,655,287
SEI S&P 500 Index Fund		1,790,620
SEI Large Cap Value Fund		884,712
SEI Large Cap Growth Fund		9,497,406
SEI Small Cap Value Fund		884,636
SEI Small Cap Growth Fund		533,582
SEI International Equity Fund		451,926
SEI Diversified Conservative Fund		103,113
SEI Diversified Moderate Growth Fund		2,990,692
SEI Diversified Global Stock Fund		97,307
Participant loans, bearing interest at rates ranging from 5.75% to 10.5%		1,944,135
Total assets held for investment purposes	$	39,709,933

All investments are held by SEI Trust Company, which is a party-in-interest. Agrium, Inc. is the plan sponsor, which is a party-in-interest.

See accompanying independent auditors' report.

AGRIUM
401(k) RETIREMENT SAVINGS PLAN

EXHIBIT INDEX

Exhibit 23.1 Consent of KPMG LLP.

Exhibit 23.1

Consent of Independent Auditors

The Pension Administrative Committee
Agrium 401(k) Retirement Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-11254) on Form S-8 of Agrium Inc. of our report dated June 13, 2002, relating to the statements of net assets available for plan benefits of the Agrium 401(k) Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended and the related supplemental schedule, which report appears in the December 31, 2001 annual report on Form 11-K of the Agrium 401(k) Retirement Savings Plan.

KPMG LLP

KPMG LLP

Denver, Colorado
June 26, 2002

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Administrative Committee of Agrium 401(k) Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 26, 2002

Agrium 401(k) Retirement Savings Plan
(Name of Plan)

By: /s/ Rick Christensen